FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

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		Page
Item		Number

1.	Eighth Investor Conference: Chief Operating Officer Presentation	2

Leading growth and profitability Julio LinaresChief Operating Officer, Telefónica

Disclaimer This presentation contains statements that constitute forward-looking statements about the Company, within the general meaning of the term and within the meaning of applicable securities laws, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations. These statements appear in a number of places in this document and include statements regarding our intent, belief or current expectations regarding our customer base, estimates regarding future growth in our different business lines and our global business, market share, financial results and other aspects of our activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. These risks and uncertainties include those discussed or identified in the documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Securities Market Regulator. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentations, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Finally, be advised that this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica. Furthermore, Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, f inancialinformation prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telefónica’s management uses such financial information as part of its internal reporting and planning process and to evaluate Telefónica’s performance. Accordingly, Telefónica believes that investors may find such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information.

Content Seizing the digital opportunity Accelerating transformation Recap

Seizing the digital opportunity

Capturing the digital growth leveraging on broadband and new services Access & voice Broadband Services Beyond Connectivity Still market opportunities Mobile and fixed New market with high Market in our footprint broadband growth potential view complementary markets Capture remaining mobile Lead mobile data growth Reinforced open Telefónica growth and defend fixed and further develop fixed ecosystem underpinned strategy voice broadband by our digital assets

Mobile broadband is the biggest market growth opportunity today [1]Morgan Stanley 2010 [2]Merril Lynch. Matrix Wireless Q4; AppsFire. January 2011; Morgan Stanley Blue Paper, February 2011 [3]Cisco VNI 2010-2014. June 2010

Profitable mobile data monetisation is our key strategic priority Extend smart device Lead the market away adoption with specialized from unlimited customer care data tariffs Customer innovation Tiered pricing Profitable Monetisation Yield management ARPU management Maximise customer Increase usage of data, lifetime value new services and applications

Innovation focus on customer experience RCS: Rich Communications Suite NFC: Near Field Communications CDN: Content Delivery Networks

Tiered pricing is based on segmentation and customer needs Offers based on data caps Examples of execution Service specific tariffs for email, chat, social Type of service and use networks, browse... Limited volume with additional bolt-ons Limited volume tariffs for 100 MB, 500 MB, 1GB Maximum speed Speed offers for 2, 7, 14 Mbps Time of the day MB accounted half if used in off peak hours Type of device Seamless access from screen of choice Tiered pricing in place in each of our markets

ARPU management is increasingly important [1]Average contract (feature phone) and smartphone data attached rate customers across footprint MBB: Mobile Broadband FBB: Fixed Broadband VoD: Video on Demand RCS: Rich Communication Suite M2M: Machine to Machine

Yield management to reinforce customer profitability Acquisition: manage tariffs, channels, handsets Customer lifetime: better understanding customer profitability and active management of profit drivers per customer High level strategies: optimization of retail activities, network development and commercial policies

Mobile broadband is the major growth driver for Telefónica revenues [1]Figures for guidance assume constant FX (average FY 2010), excludes hyperinflationary accounting in Venezuela and changes in consolidation perimeter MBB Penetration: MBB accesses with data attached rate/Total mobile customer base MBB Revenues from smartphones, smart devices and connectivity MBB, mobile mail, MBB equipment (PCMCIAs, Dongles), roaming and WAP browsing. SMS and M2M excluded

We maintain our FBB strategy with a higher complementary approach

FBB

- Evolve our fixed offer towards **full FBB** proposals with increasingly higher bandwidth
- Reinforce our platforms to deliver **full IP services** from voice to video
- Deliver **full bundles** (multiscreen, multimedia and integrated full home networking)

FBB leverages mobile services

ADSL <25 Mbps

- **Massive** deployment across footprint
- **3P standard quality** offer providing TV and VoD plus **full interactivity** services:
  - OTT video
  - Online gaming
  - Videoconference
  - PVR
- Pricing schemes for **entry level** and **medium level users**

UBB ≥25 Mbps

- **Selective** and **demand driven** rollout
- **High quality full bundled** offer supporting **capillarity for cloud services** with enriched experience and low latency:
  - Unlimited set of services including high quality content (HD, 3D)
  - Multiroom and multidevice applications, PVR enhanced functionality
  - Telepresence
- Pricing schemes consistent with advanced services and multitasking for **high level** users

FBB: Fixed Broadband
VoD: Video on Demand
PVR: Personal Video Recorder
OTT: Over The Top
UBB: Ultra Broadband includes FTTx, VDSL and HFC

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Investor Conference Telefónica

FBB will continue to be a significant growth engine [1]Figures for guidance assume constant FX (average FY 2010), excludes hyperinflationary accounting in Venezuela and changes in consolidation perimeter FBB Retail Accesses: Include FO (Fiber Optics), DSL, cable modem and satellite FBB Penetration: Over total fixed lines ex Fixed Wireless FBB Revenues: Include Retail FBB connectivity, VAS, wholesale FBB, fixed data services and equipment revenues

Beyond connectivity we are reinforcing our service ecosystem

Our digital assets strengthen our service ecosystem ONE PLATFORM - ONE SERVICE - ONE ROLLOUT DH: Digital Home M2M: Machine to Machine TIS: Telefónica Ingeniería de Seguridad TLS: Telefónica Learning Services

Broadening our portfolio to new growth engines

	Video & DH	IPTV, Videoclub, HD, Social features, Telepresence, CDN
	Apps	BlueVia, Wac X.0, App Folder, eBooks, O2 Media, RCS
	Financial services	Handset insurance, Merchant payments & NFC, Direct to bill, m-pass, Cobranded cards
	eHealth	Movistar eHealth, Health CRM, Tele rehabilitation, Imaging, Mobile baby, Chronic management
	Security	Clean pipes, Anti fraud, Managed security, Mobile security, Data loss prevention, Identity management
	M2M	Managed connectivity, Managed devices, Asset management, Utilities, Connected car, Smart cities
	Cloud	Aplicateca, Terabox/3G, Virtual DC, Virtual Desktop

Country focus rollout:

- Identified **leading countries** per product
- Progressively **expanding** to remaining countries
- **Globally following up** to reinforce execution and delivery

CDN: Content Delivery Network
RCS: Rich Communications Suit
NFC: Near Field Communications
CRM: Customer Relationship Management
DC: Data Center

17

Investor Conference Telefónica

Services beyond connectivity will further foster top line growth Profit drivers Global approach & scale New business leverage on core assets Margin improvement from greenfield to run rate [1]Figures for guidance assume constant FX (average FY 2010), excludes hyperinflationary accounting in Venezuela and changes in consolidation perimeter Services Beyond Connectivity Revenues: Include content, digital services, ICT solutions and vertical units revenues

We have important remaining revenue opportunities in voice Clear marketing focus: #˜ Consumer: Deepen segmentation and stimulate usage and loyalty through commercial actions, up-selling plans and voice traffic promotions #˜ Business: Reinforce position in SMEs and MNCs Mobile: Solid growth in Latam and MTRs dragging growth in Europe and Spain: #˜ Capture penetration in growth markets. Increase usage by accelerating prepay to contract migration #˜ Manage market share in mature markets to offset MTRs cuts Fixed: Defend ARPU through additional services: #˜ Defend competitive positioning through bundles #˜ Develop new VAS to increase usage 1Figures for guidance assume constant FX (average FY 2010), excludes hyperinflationary accounting in Venezuela and changes in consolidation perimeter Voice and Access Revenues: Include fixed/mobile access & voice (SMS included), narrowband and mobile & fixed equipment revenues Mobile Accesses: Dongles and PCMCIAs are not included Fixed Accesses: Fixed Wireless Accesses included

We are expanding our value oriented customer base

Accesses TEF. Millions	Dec-10	CAGR 10-13 E
MBB	23.7	+50%
FBB	17.1	+7%
Mobile	212.6	+5%
Fixed	41.4	-1%
Total	287.6	~+6%

>340 by FY 2013E



ARPU uplift[1]
TEF. FY 2010
VAR
VAR
Mobile
Prepay
Contract
Smartphone
x3.5
x1.5
25% smartphone penetration by 2013[2]
+17 p.p.
Fixed
1P
2P
3P
x2
x1.5
>50% bundles by 2013
+18 p.p.

[1]Average prepay, contract (feature phone) and smartphone with data attached rate customers across footprint
[2]Smartphones with data attached rate / Total Mobile base excluding dongles and M2M accesses
Mobile Accesses: Dongles and PCMCIAs are not included
Bundles: 2P+3P customers

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Investor Conference
Telefónica

We are increasingly capturing growth opportunities Revenue Mix TEF _____ Services Access & Voice _____ BB _____ Beyond _____ Others Connectivity 75% 18% FY 2010 5% 2% CAGR -3%/-1% +12%/+16% > 20% 10-13 E1 64% 25% 9% FY 2013E 2% 1Figures for guidance assume constant FX (average FY 2010), excludes hyperinflationary accounting in Venezuela and changes in consolidation perimeter Voice and Access: Include fixed/mobile access & voice (SMS included), narrowband and mobile & fixed equipment revenues BB: MBB and FBB revenues ServicesPure Style — Pure Compliance XMark Template Beyond Connectivity: Include content, digital services, ICT solutions and vertical units revenues Others: Subsidiaries and other companies

Accelerating transformation

Our operational model is adapting to customer behaviour changes Smartphone data traffic1 Quality rate 70% Smartphones may either support 3G or dual 3G / WiFi Tablets may either support dual 3G / 30% WiFi connectivity (65%2) or just WiFi WiFi 3G Before _____ From now on Fixed _____ Fixed Network _____ Access Backbone Mobile _____ Mobile Network _____ Access Customer tightened to the network _____ Customer chooses device and network 1Preliminary measures on TEF networks including total mobile data traffic (2010) 2Business Insider. November 2010

Leverage fixed and wireless technologies to meet customer demands Fixed access support: § Higher wireless access bandwidth (LTE/LTE Advanced) People § Closer sites to customers (Small Cells) IP + Optical + IMS _____ Apps § Customer indoor experience (WiFi) Cloud Home _____ CDN Wireless access support: FTTx + HSPA/LTE § Wireless loops (FW) § Wireless broadband (FWB) Business 3G & LTE BS FO connected _____ IMS implemented _____ Global CDN deployment TEF. % /Total BS _____ TEF. % of countries 100% TEF. Number of countries VAR _____ VAR 35 63% x4 x4 25% 17% 0 FY 2010 FY 2013E _____ FY 2010 FY 2013E _____ FY 2010 FY 2013E FW: Fixed Wireless FWB: Fixed Wireless Broadband IMS: IP Multimedia Subsystem CDN: Content Pure Style — Pure Compliance XMark Template Delivery Network

Demand driven coverage expansion User speed _____ Fixed Access Coverage _____ Fixed CapEx per access4 TEF. %/Lines in service _____ TEF VAR UBB 1=25 Mbps _____ Selected urban areas 13% 26% -6%/-10% ADSL <25 Mbps _____ Nationwide coverage 98% 98% FY 2010 FY 2013E _____ FY 2010 FY 2013E Peak speed/carrier2 Mobile Access Coverage _____ Mobile CapEx per MB TEF. % /Population _____ TEF VAR LTE 170 Mbps _____ High potential areas ~20%3 -60%/-70% 3G /3.5G 42 Mbps _____ Selected urban areas 63% 82% 2G <1 Mbps _____ Nationwide coverage 90% 91% FY 2010 FY 2013E FY 2010 FY 2013E Figures for guidance assume constant FX (average FY 2010), excludes hyperinflationary accounting in Venezuela and changes in consolidation perimeter 1Includes VDSL and FO 2Peak theoretical speed supported by different MBB technologies 3Coverage Pure Style — Pure Compliance XMark Template for countries with LTE spectrum in the period 4Includes investment in Fibre Optics accesses as well as customer equipment

Manage network traffic growth in an efficient way


Traffic Evolution
TEF. Gbps in busy hour
VAR
x2
x6
Fixed
Mobile
FY 2010
FY 2013E


Backbone capacity
TEF
VAR
x3


Network OpEx per GB
TEF
VAR
-45%/-50%
FY 2010
FY 2013E

- **Mobile access evolution**
  - **Offload** mobile data traffic to WiFi and femtocells
  - Better **smartphone interworking**
  - **Capacity increase** (densification, sectorization, small cells and technology evolution through LTE, MiMo, dual carrier…)
  - **Software Defined Radio and Active Antennas** for flexible configuration 5 cm
  - **Efficient spectrum management** (priority on low-frequency bands and spectrum for LTE)
- **Fixed Access evolution**
  - Leverage **copper** technology evolution (bonding, vectoring)
  - Optimal **FTTH/N** deployment
- **IP transport efficiency and QoS optimization**
  - Network **intelligence** capabilities (PCRF)
  - **Online Charging System**
  - **CDN**
- **New operational models**
  - **Site** building efficiency programs
  - **Network sharing** agreements to rollout new sites

PCRF: Policy and Charging Rules Function

26

Investor Conference Telefonica

Progressing our IT transformation with focus on execution DCs and Mainframe _____ Global Applications From specific country applications... From fragmented country-based infrastructure... _____ ....to global solutions when applicable... Visionzx ...to highly resilient global DCs (for both internal _____ ....focused on business requirements and supported IT and commercial services) with software factories SAP: Finance, HR, Logistics, Sourcing, Collections Unified mainframe management Service Platforms: Billing, Online Charging FY 2011E _____ DC in Brazil already launched System, New Global Services DCs in Spain, CR and Mexico along FY 2011E BI; Corporate & MNC CRM Consumer CRM FY 2013E 6 global DCs: 2 in Europe + 4 in LatAm OSS IT OpEx+CapEx to revenues _____ IT transformation _____ TTM TEF _____ TEF. % OpEx+CapEx transformation/IT _____ TEF VAR _____ VAR ~-50% +5p.p. 4% ~4% FY 2010 FY 2013E _____ FY 2010 FY 2013E _____ FY 2010 FY 2013E Figures for guidance assume constant FX (average FY 2010), excludes hyperinflationary accounting in Venezuela and changes in consolidation perimeter DC: Data Center _____ OSS: Operations Support System HR: Human Resources _____ TTM: Time To Market BI: Business Pure Style — Pure Compliance XMark Template Intelligence CRM: Customer Relationship Management

opportunities Local and regional integration _____ Global units _____ Global companies Spain R&D P&S _____ New Telefónica I+D Integrated network, operations, distribution and commercial organization Unified customer care and online channel MNC _____ IT TGT € 1.5 bn Europe Cumulated Germany: Merger O2/Hansenet completed _____ OIBDA 11-13E1 CR: Fully on track integrated operation _____ Technology _____ Procurement TGS Latam Brazil: Vivo and Telesp integration on track South: F&M integration in progress _____ IT _____ Roaming TGR North: Wireless Fixed and BB One integrated company to optimise our cost structure and competitive advantage 1Figures for guidance assume constant FX (average FY 2010), excludes hyperinflationary accounting in Venezuela and changes in consolidation perimeter TGT: Telefónica Global Technologies TGS: Telefónica Global Services TGR: Telefónica Pure Style — Pure Compliance XMark Template Global Roaming

Working to maximize efficiency OpEx _____ FY 2010 FY 2013E _____ CapEx _____ FY 2010 FY 2011E-13E Cum. TEF. Base 100 TEF. Base 100 CapEx <€ 27 bn Interconnection1 20% Down trend due to _____ UBB MTR cuts 3% ~1/3 of cumulative (FO + VDSL) CapEx to capture Commercial _____ MBB 20% the digital world 34% Increased total (3G + LTE) weight (~3p.p.) on high speed access Network & IT 21% & data growth IT 16% No major changes to enable growth Other expenses2 25% Stable _____ Customer3 15% Other4 46% Strong reduction in legacy OpEx aligned to revenue growth _____ CapEx to sales peak in FY 2011E Figures for guidance assume constant FX (average FY 2010), excludes hyperinflationary accounting in Venezuela and changes in consolidation perimeter 1Includes roaming 2Cost Of Goods Sold and operating expenses 3IncludesPure Style — Pure Compliance XMark Template fixed and mobile customer related equipment 4Other fixed, 2G and other CapEx

Recap

Leading growth and profitability Seizing the _____ Profitable MBB growth monetisation as the key priority digital _____ New global services (verticals) and digital assets will be our new growth engines opportunity _____ We keep on capturing FBB and mobile business growth opportunities Best in class networks leveraging fixed and mobile and managing efficiently coverage and traffic growth Accelerating IT transformation and full evolution to a digital company as important transformation _____ accelerators Reinforced global and integrated organization to leverage our scale and diversity

Guidance recap CAGR 10-13E Revenues +1%/+4% FY 2011E-FY 2013E Upper 30’s OIBDA margin _____ limited erosion from FY 2010 Cumulative FY 2011E — 2013E CapEx <€ 27 bn FY 2010 adjusted figures for guidance include full consolidation of Vivo, Hansenet and Tuenti in the whole year (12 months) and excludes Manx Telecom’s results in January-June FY 2010. FY 2010 adjusted OIBDA excludes the capital gain from the revaluation of Telefónica’s pre-existing stake in Vivo at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom, non-recurrent restructuring expenses registered in the second half of FY 2010, and the capital gain derived from the disposal of Manx Telecom. FY 2013E guidance assumes constant exchange rates as of FY 2010 (average FX in FY 2010), excludes hyperinflationary accounting in Venezuela and changes in the perimeter of consolidation. At the OIBDA level guidance for FY 2013 excludes write-offs (impairments of subsidiaries), capital gains/losses from companies disposals and significant exceptional mainly related with restructuring costs. Results from the operation in Costa Rica are 33 excluded from Pure Style — Pure Compliance XMark Template guidance calculation. Group CapEx excludes Real Estate Efficiency Program of T. España, the Real State commitments _____ associated to the new Telefónica premises in Barcelona and spectrum licenses

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: April 13th, 2011	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors